SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            GP Strategies Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                          -----------------------------
                                 (CUSIP Number)

                                Jerome I. Feldman
                          c/o GP Strategies Corporation

                         9 West 57th Street, Suite 4170
                            New York, New York 10019
                                 (212) 230-9508

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                    Copy to:

                             Robert J. Hasday, Esq.
                          Duane, Morris & Heckscher LLP

                              380 Lexington Avenue

                            New York, New York 10168

                                 (212) 692-1010

                                February 11, 2000
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 36225V104


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Jerome I. Feldman

2)  Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ]
                                                                        (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions)
    SC, PF, OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                   [  ]

6)  Citizenship or Place of Organization

                                 United States
                            7)   Sole Voting Power

           Number of
            Shares               882,405 (But see Item 5)
         Beneficially       8)   Shared Voting Power
         Owned by Each
     Reporting Person With       0
                            9)   Sole Dispositive Power

                                 882,405 (But see Item 5)
                            10)  Shared Dispositive Power

                                 0

                            11) Aggregate Amount Beneficially Owned By Each Reporting Person


         882,405

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See instructions)                   [X]


13) Percent of Class Represented by Amount in Row (11)

    7.0%

14) Type of Reporting Person (See Instructions)

    IN

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019. This statement constitutes Amendment No. 5 ("Amendment No. 5") to a Schedule 13D, dated September 10, 1999 (the "Schedule 13D"). Except as amended hereby and in the other amendments hereto, the statements in the Schedule 13D remain unchanged. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended to add the following information:

         On February 23, 2000, Mr. Feldman acquired 150,000 shares of Class B Stock upon exercise of (i) 125,000 options with an exercise price of $8.50 per share and (ii) 25,000 options with an exercise price of $8.69 per share. The sources of funds for the $1,279,750 aggregate purchase price for such option shares were a loan from the Company ($1,278,250) and personal funds ($1,500). Such loan bears interest at the prime rate of Fleet Bank and is secured by the purchased Class B Stock.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         The Company, Andersen Weinroth & Co., L.P. ("AW"), and Mr. Feldman have entered into a Stockholders Agreement, dated February 11, 2000 (the "AW Stockholders Agreement"), pursuant to which Mr. Feldman has (a) granted certain tag-along rights to AW with respect to shares of Class B Stock and (b) agreed to vote all of his shares of Class B Stock in favor of the election of G. Chris Andersen ("Andersen") or Stephen Weinroth ("Weinroth") if either of them is nominated by the Company to serve on the Board of Directors of the Company. Andersen and Weinroth are the general partners of AW.

         As a result of the AW Stockholders Agreement, Mr. Feldman may be deemed a member of a "group" for purposes of Section 13(d) under the Act with AW, Andersen, and Weinroth. The filing of this Schedule 13D shall not be deemed an admission by Mr. Feldman that he is a member of such a group, and Mr. Feldman does not admit that he should be deemed to be a member of such a group.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to add the following information:

         Mr. Feldman beneficially owns 882,405 shares of Common Stock, representing 7.0% of the outstanding shares of Common Stock, consisting of (i) 38,655 shares of Common Stock issuable upon exercise of currently exercisable stock options, (ii) 568,750 shares of Common Stock issuable upon conversion of Class B Stock held directly, and (iii) 275,000 shares of Common Stock issuable upon conversion of Class B Stock issuable upon exercise of currently exercisable stock options. Mr. Feldman's total does not include 1,173 shares of Common Stock held by members of his family, of which he disclaims beneficial ownership.

         Except as disclosed in Item 3 of this Amendment No. 5, Mr. Feldman has not purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock during the past 60 days.

         Information with respect to the beneficial ownership of shares of Class B Stock and Common Stock by AW, Andersen, and Weinroth is contained in a
Schedule 13D (the "AW Schedule 13D") being filed by AW, Andersen, and Weinroth on or about the date hereof, which information is hereby incorporated by reference herein. Mr. Feldman is not responsible for the accuracy or completeness of the information in the AW Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The AW Stockholders Agreement is described in Item 4.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 16. Stockholders Agreement, dated February 11, 2000, among GP Strategies
            Corporation,  Andersen Weinroth & Co., L.P., and Jerome I. Feldman.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2000


                                            ---------------------------------
                                            Jerome I. Feldman

                                                        Exhibit 16


                             SUBSCRIPTION AGREEMENT

GP Strategies Corporation
9 West 57th Street
New York, New York 10019
Attn:    Chief Executive Officer

Ladies and Gentlemen:

1. Subscription for Class B Stock. The undersigned (the "Subscriber") is hereby purchasing from GP Strategies Corporation, a Delaware corporation (the "Company"), 200,000 shares (the "Shares") of Class B Capital Stock, par value $.01 per share (the "Class B Stock"), of the Company at $6.00 per share for an aggregate purchase price (the "Purchase Price") of $1,200,000.

2. Closing. Payment of the Purchase Price is being made by electronic wire transfer in accordance with the following instructions:

                  Account Name:     GP Strategies Corporation
                  Bank Name:                Fleet Bank
                  Bank Address:

                  ABA#:             021-200-339
                  Account #:                2169-00-0273

         or by delivery of a bank check or certified check made payable to "GP Strategies Corporation" against delivery to the undersigned of a certificate representing the Shares.

3.       Transfer Restrictions.


     1. The Subscriber understands and agrees that the Shares, and the shares (the "Underlying Shares") of common stock, par value $.01 per share (the "Common Stock"), of the Company issuable upon conversion of the Shares, have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any foreign or state securities laws and that accordingly they will not be transferable except as permitted under various exemptions contained in the Securities Act, foreign or state securities laws, or upon satisfaction of the registration and prospectus delivery requirements of the Securities Act. The Subscriber acknowledges and agrees that it must bear the economic risk of the Shares and the Underlying Shares for an indefinite period of time since they have not been registered under the Securities Act and therefore cannot be transferred unless they are subsequently registered or an exemption from registration is available. The undersigned has been advised that the Company has no obligation, and does not intend, to cause the Shares or the Underlying Shares to be registered under the Securities Act or any foreign or state securities laws.

     2. The Subscriber agrees with the Company that the certificates evidencing the Shares and the Underlying Shares shall be stamped or otherwise imprinted with a legend in substantially the following form:

                                    "THE   SECURITIES    REPRESENTED   BY   THIS
                                    CERTIFICATE  HAVE NOT BEEN REGISTERED  UNDER
                                    THE SECURITIES  ACT OF 1933, AS AMENDED,  OR
                                    ANY STATE  SECURITIES LAW. THESE  SECURITIES
                                    MAY NOT BE  PLEDGED,  HYPOTHECATED,  SOLD OR
                                    TRANSFERRED   IN   THE   ABSENCE   OF   SUCH
                                    REGISTRATION  OR  ANY  EXEMPTION   THEREFROM
                                    UNDER  THE   SECURITIES   ACT  OF  1933,  AS
                                    AMENDED,  OR ANY APPLICABLE STATE SECURITIES
                                    LAW."

     3. The Subscriber agrees with the Company that the certificates  evidencing
the  Shares  shall  be  stamped  or  otherwise   imprinted   with  a  legend  in
substantially the following form:

                                    "THE TRANSFER OF THE SECURITIES  REPRESENTED
                                    BY THIS  CERTIFICATE IS SUBJECT TO THE TERMS
                                    AND CONDITIONS OF A STOCKHOLDERS' AGREEMENT,
                                    DATED AS OF FEBRUARY 11, 2000,  BY AND AMONG
                                    THE  COMPANY,  THE  HOLDER OF RECORD OF THIS
                                    CERTIFICATE  AND CERTAIN  OTHER  SIGNATORIES
                                    THERETO,  AND NO TRANSFER OF SUCH SECURITIES
                                    SHALL  BE  VALID  OR  EFFECTIVE   EXCEPT  IN
                                    ACCORDANCE WITH SUCH STOCKHOLDERS' AGREEMENT
                                    AND UNTIL  SUCH  TERMS AND  CONDITIONS  HAVE
                                    BEEN FULFILLED.  COPIES OF THE STOCKHOLDERS'
                                    AGREEMENT  MAY BE  OBTAINED  AT NO  COST  BY
                                    WRITTEN REQUEST MADE BY THE HOLDER OF RECORD
                                    OF THIS  CERTIFICATE TO THE SECRETARY OF THE
                                    COMPANY AT THE PRINCIPAL  EXECUTIVE  OFFICES
                                    THEREOF."

     4. The legend endorsed on the certificates pursuant to Section 3(b) hereof shall be removed and the Company shall issue a certificate without such legend to the holder thereof at such time as the securities evidenced thereby cease to be restricted securities upon the earliest to occur of (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) the securities shall have been sold to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, or (iii) such securities may be sold by the holder without restriction or registration under Rule 144(k) under the Securities Act (or any successor provision).

4. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber that:


     1. Organization of the Company and its Subsidiaries. Each of the Company and its Subsidiaries (as defined below) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or limited liability company power and authority to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a material adverse effect on the business, properties, condition (financial or otherwise), prospects or results of operations of the Company and its Subsidiaries, taken as a whole (a "Material Adverse Effect"). The Company has delivered to the Subscriber a true and correct copy of the Certificate of Incorporation and Bylaws of the Company, in each case as amended to the date of this Agreement. All of the outstanding shares of the Company's Subsidiaries are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever and free of any other restriction (including any restriction on the right to use, vote, sell or otherwise dispose of such capital stock or other ownership interests) (collectively, "Liens"). As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner or (ii) at least fifty percent (50%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     2. Valid Offering of Shares. Upon issuance of the Shares pursuant to this Agreement, the Shares will be duly and validly issued, fully paid and non-assessable, and the Subscriber will receive good title thereto, free and clear of all Liens, except (i) as set forth in this Agreement or the Stockholders' Agreement dated the date among the Company, the Subscriber, and Jerome I. Feldman (the "Stockholders' Agreement"), (ii) under the provisions of applicable federal and foreign and state securities law, and (iii) as a result of acts of the Subscriber. The Underlying Shares have been duly and validly authorized and reserved for issuance, and upon issuance upon conversion of the Shares, will be duly and validly issued, fully paid and nonassessable; and the holder of the Shares will receive good title to the Underlying Shares, free and clear of all Liens, except (i) as set forth in this Agreement or the Stockholders' Agreement, (ii) under the provisions of applicable federal and foreign and state securities law, and (iii) as a result of acts of the holder of the Shares. Neither the Company nor its Subsidiaries has taken any action that would result in the offering and sale of the Shares or the Underlying Shares pursuant to this Subscription Agreement being treated as a public offering and not a valid private offering under the law.

     3. Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, 2,800,000 shares of Class B Stock, and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of the date hereof, (i) 11,654,375 shares of Common Stock are issued and outstanding, (ii) 427,187 shares of Common Stock are issued and held in the treasury of the Company, (iii) 450,000 shares of Class B Stock are issued and outstanding, (iv) no shares of Class B Stock are issued and held in the treasury of the Company, (v) no shares of Preferred Stock are issued, (vi) 950,000 shares of Common Stock are reserved for issuance upon conversion of Class B Stock issued or issuable upon exercise of options, (vii) 3,094,767 shares of Common Stock are reserved for issuance upon exercise of outstanding options, (viii) no shares of Common Stock are reserved for issuance upon the exercise of options authorized but not granted under the Company's option plan, (ix) 500,000 shares of Class B Stock are reserved for issuance upon exercise of options, (x) 146,654 shares of Common Stock are reserved for issuance upon exercise of warrants and
(xi) 10,000 shares of Series A Junior Participating Preferred Stock are reserved for issuance upon exercise of the rights to purchase Preferred Stock pursuant to the Rights Agreement between the Company (then known as National Patent Development Corporation) and Harris Trust Company of New York, as Rights Agent, dated as of June 23, 1997, as amended. All the outstanding shares of the Company's capital stock are, and all shares which may be issued pursuant to the exercise of outstanding options, warrants, and rights will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. Other than this Subscription Agreement, there are no options, warrants, rights, or commitments obligating the Company to issue shares of capital stock that are not reserved for as set forth above.

     4.    Authority;    No   Conflict;    Required    Filings   and   Consents.


               (1) The Company has all requisite corporate power and authority to enter into this Agreement and the Stockholders' Agreement and to consummate the transactions contemplated by this Agreement and the Stockholders' Agreement, including, without limitation, the sale of the Shares. The execution and delivery of this Agreement and the Stockholders' Agreement and the consummation of the transactions contemplated by this Agreement and the Stockholders' Agreement, including, without limitation, the issuance and sale of the Shares, by the Company have been duly authorized by all necessary and appropriate corporate action on the part of the Company. No stockholder action is necessary to authorize the issuance and sale of the Shares. This Agreement and the Stockholders' Agreement have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

               (2)  The  execution  and  delivery  of  this  Agreement  and  the
               Stockholders' Agreement by the Company do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of the Company or the comparable charter or organizational documents of any of its Subsidiaries, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses
               (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

               (3) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated in this Agreement or the Stockholders' Agreement, except for any such consents, approvals, orders, authorizations, registrations, declarations and filings the absence of which is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

     5.       Public Filings; Financial Statements.


               (1) None of the Company's Subsidiaries is required to file forms, reports and documents with the Securities and Exchange Commission ("SEC") as a registrant. Since January 1, 1997, the Company has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by it as a registrant under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for matters otherwise corrected by the subsequent filing with the SEC of an appropriate amendment prior to the date of this Agreement, such reports, forms, and documents filed by the Company with the SEC prior to the date of this Agreement and since January 1, 1997 (the "Company SEC Reports") (including any financial statements filed as a part thereof or incorporated by reference therein) (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not, at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading.

               (2) Each of the consolidated financial statements (including, in each case, any related notes) of the Company contained in the Company SEC Reports complied as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto; was prepared in accordance with the books of account and other financial records of the Company and in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act), and fairly presented the consolidated financial position of the Company and its Subsidiaries as of the dates, and the consolidated results of its operations and cash flows for the periods, indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which are not or are not expected to be material in amount.

     6. Compliance. The Company and General Physics Corporation, a subsidiary of the Company, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals (the "Company Permits") of all Governmental Entities necessary to conduct the business and operations of the Company and General Physics Corporation as currently conducted (except for such Company Permits which the failure to hold is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect), each of which is in full force and effect in all material respects, and no notice of revocation has been received in respect thereof. Except as disclosed in the Company SEC Reports or as would not reasonably be likely to have a Material Adverse Effect, (i) the businesses of the Company and General Physics Corporation are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity and (ii) no investigation or review by any Governmental Entity with respect to the Company or General Physics Corporation is pending or, to the Company's best knowledge, threatened, nor has any Governmental Entity indicated any intention to conduct the same.

     7. Brokers. None of the Company, any of its Subsidiaries nor any of their respective officers, directors or employees have employed any broker, financial advisor or finder, or incurred any liability for any brokerage fees, commissions, finder's or other fees or expenses in connection with the transactions contemplated by this Agreement.

5.       Representations and Warranties of the Subscriber.
---------------------------------------------------------

     1. Organization of the Subscriber. The Subscriber is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite limited partnership power and authority to carry on its business as now being conducted. The Subscriber is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a material adverse effect on the business, properties, condition (financial or otherwise), prospects or results of operation of the Subscriber (a "Subscriber Material Adverse Effect").

     2.    Authority;    No   Conflict;    Required    Filings   and   Consents.

               (1) The Subscriber has all requisite power and authority to enter into this Agreement and the Stockholders' Agreement and to consummate the transactions contemplated by this Agreement and the Stockholders' Agreement, including, without limitation, the purchase of the Shares. The execution and delivery of this Agreement and the Stockholders' Agreement and the consummation of the transactions contemplated by this Agreement and the Stockholders' Agreement by the Subscriber, including, without limitation, the purchase of the Shares, have been duly authorized by all necessary action on the part of the Subscriber. This Agreement and the Stockholders' Agreement have been duly executed and delivered by the Subscriber and constitute the legal, valid and binding obligations of the Subscriber, enforceable against the Subscriber in accordance with their respective terms.

               (2)  The  execution  and  delivery  of  this  Agreement  and  the
               Stockholders' Agreement by the Subscriber does not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Limited Partnership or the Limited Partnership Agreement of the Subscriber, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Subscriber is a party, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Subscriber or any of its or their properties or assets, except in the case of clauses (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which are not, individually or in the aggregate, reasonably likely to have a Subscriber Material Adverse Effect.

               (3) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Subscriber in connection with the execution and delivery of this Agreement or the Stockholders' Agreement or the consummation of the transactions contemplated in this Agreement or the Stockholders' Agreement, except for any such consents, approvals, orders, authorizations, registrations, declarations and filings the absence of which is not, individually or in the aggregate, reasonably likely to have a Subscriber Material Adverse Effect.

     3. The Subscriber has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an unregistered, non-liquid, high-risk investment such as an investment in the Company and has evaluated the merits and risks of such an investment. The Subscriber understands that the offer and sale of the Shares and Underlying
Shares have not been approved or disapproved by the SEC or any other Governmental Entity.

     4. The overall commitment of the Subscriber to investments which are not readily marketable is not disproportionate to the net worth of the Subscriber, and the Subscriber's acquisition of the Shares will not cause such overall commitment to become excessive. The Subscriber understands that a total loss of capital is possible. The Subscriber acknowledges that it is capable of bearing a complete loss of its investment in the Company.

     5. The Subscriber acknowledges that neither the Company nor any person or entity acting on its behalf has offered to sell any of the Shares to the Subscriber by means of any form of general solicitation or advertising, including without limitation (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

     6. The Subscriber is duly authorized and qualified to become a stockholder of, and authorized to make its capital contributions to, the Company, and the individual or individuals signing this Subscription Agreement and giving these representations and warranties, as the case may be, on behalf of the Subscriber has been duly authorized by us to do so.

     7. The Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

     8. The Subscriber is acquiring the Shares solely for the account of the undersigned, for investment purposes only, and not with a view towards their resale or distribution.

     9. The Subscriber has not employed any broker, financial advisor or finder, or incurred any liability for any brokerage fees, commissions, finder's or other fees or expenses in connection with the transactions contemplated by this Agreement.

     10. The Subscriber has not taken any action that would result in the offering of the Shares and Underlying Shares pursuant to this Subscription Agreement being treated as a public offering and not a valid private offering under the law.

6.       Indemnification.


     1. Agreement to Indemnify

               (1) The Company agrees to indemnify, defend and hold harmless the Subscriber (and its respective partners (and each officer and director thereof), members, stockholders, employees, affiliates and permitted assigns) from and against any and all losses, claims, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys' fees, disbursements and related charges) (collectively, "Losses") based upon, arising out of or otherwise in respect of (i) any inaccuracy in or breach of any representations or warranties made by the Company contained in this Agreement or in the Stockholder's Agreement or the failure of the Company to perform any of the agreements or covenants contained herein or therein or
               (ii) third party claims relating to the issuance and sale of Class B Stock, except to the extent such Losses are based upon, arise out of or are otherwise in respect of any inaccuracy in or breach of any representations or warranties made by the
               Subscriber contained in this Agreement or in the Stockholders' Agreement or the failure of the Subscriber to perform any of the agreements or covenants contained herein or therein.

               (2) The Subscriber agrees to indemnify, defend and hold harmless the Company (and its respective partners (and each officer and director thereof), members, stockholders, employees, affiliates and permitted assigns) from and against any and all Losses based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representations or warranties made by the Subscriber contained in this Agreement or in the Stockholders' Agreement or the failure of the Subscriber to perform any of the agreements or covenants contained herein or therein. In no event shall the Subscriber be liable for any Losses in excess of the Purchase Price.

     2.       Indemnification Procedure.


               (1) A party entitled to indemnification pursuant to this Section 6 (an "Indemnified Party") shall provide written notice to the indemnifying party (the "Indemnifying Party") of any claim of such Indemnified Party for indemnification under this Agreement promptly after the date on which such Indemnified Party has actual knowledge of the existence of such claim. Such notice shall specify the nature of such claim in reasonable detail and the Indemnifying Party shall be given reasonable access to any documents or properties within the control of the Indemnified Party as may be useful or necessary in the investigation of the basis for such claim. The failure to so notify the Indemnifying Party shall not constitute a waiver of such claim except to the extent that the Indemnifying Party is materially prejudiced by such failure.

               (2) If any Indemnified Party seeks indemnification hereunder based upon a claim asserted by a third party, then the Indemnifying Party shall have the right (without prejudice to the right of any Indemnified Party to participate at its expense through counsel of its own choosing) to defend or prosecute such claim at its expense and through counsel of its own choosing (and reasonably acceptable to the Indemnified Party) if it gives written notice of its intention to do so no later than twenty
               (20) days following notice thereof by an Indemnified Party or such shorter time period as required so that the interests of the Indemnified Party would not be materially prejudiced as a result of its failure to have received such notice; provided, however, that, if the Indemnified Party shall have reasonably concluded that separate counsel is required because a conflict of interest would otherwise exist, the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the expense of the Indemnifying Party; provided further, however, that the Indemnified Party shall always have the right to select separate counsel to participate in the defense of such action on its behalf, at its own expense. If the Indemnifying Party does not so choose to defend or prosecute any such claim asserted by a third party for which any Indemnified Party would be entitled to indemnification hereunder, then the Indemnified Party shall be entitled to recover from the Indemnifying Party on a monthly basis all of the reasonable attorney's fees and other costs and expenses of litigation of any nature whatsoever incurred in the defense of such claim. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, in any case be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Parties. Notwithstanding the assumption of the defense of any claim by an Indemnifying Party, the Indemnified Party shall have the right to approve the terms of any settlement of a claim (which approval shall not be unreasonably withheld or delayed) if such settlement (i) does not include as an unconditional term the giving by the claimant or the plaintiff to the Indemnified Party a release from all liability in respect to such claim or (ii) requires anything from the Indemnified Party other than the payment of money damages which the Indemnifying Party has agreed to pay in full. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (not to be unreasonably withheld or delayed).

               (3) The Indemnifying Party and the Indemnified Party shall cooperate in furnishing evidence and testimony and in any other manner which the other may reasonably request, and shall in all other respects have an obligation of good faith dealing, one to the other, so as not to unreasonably expose the other to undue risk of loss.

     3. Contribution. If any Indemnified Party is entitled to be indemnified for Losses pursuant to the terms of Article 6 but an Indemnifying Party is prohibited under applicable law from providing such indemnification, then to provide for just and equitable contribution in respect of such Losses, the Indemnifying Party, in lieu of indemnifying such Indemnified Party, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, which resulted in such Losses, as well as any other relevant equitable considerations.

     4. Distribution of Payments. The amount of any payment by the Indemnifying Party required to be made pursuant to this Article 6 shall be made in cash in immediately available funds to the Indemnified Party, promptly after the determination of the amount of the required payment hereunder; provided, that amounts for legal fees shall be advanced not less frequently than on a monthly basis subject to an undertaking from the Indemnified Party, if it ultimately is determined that the Indemnified Party was not entitled to such payments, to repay the Indemnifying Party.

7.     General.

     a. The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Subscription Agreement.

     b. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered personally or sent by facsimile transmission, overnight courier, or certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or sent by facsimile transmission (provided that a confirmation copy is sent by overnight courier), one day after deposit with an overnight courier, or if mailed, three (3) days after the date of deposit in the United States mails, as follows:

     If to the Company to:  GP Strategies Corporation
                            9 West 57th Street
                            New York, New York 10019
                            Fax: (212) 230-9545
                            Attn.: Chief Executive Officer

    If to the  Subscriber  to the  address  set  forth  below  its signature:

     c. This Subscription Agreement and Stockholders' Agreement contain the entire agreement between the parties hereto with respect to the matters contemplated herein and supersedes all prior agreements or understandings among the parties related to such matters.

     d. This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     5. This Subscription Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance. Except as otherwise specifically provided in this Subscription Agreement, no waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Subscription Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or at any prior or subsequent time.

     6. This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

     7. Headings to the Sections in this Subscription Agreement are intended solely for convenience and no provision of this Subscription Agreement is to be construed by reference to the heading, of any Section.

     8. This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

     9. The Company hereby agrees to pay the fees and expenses, including reasonable legal fees, accounting fees and out-of-pocket costs, incurred by the Subscriber in connection with the purchase of the Shares.

     10. Any term or provision of this Subscription Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Subscription Agreement or affecting the validity or enforceability of any of the terms and provisions of this Subscription Agreement in any other jurisdiction.

     11. This Subscription Agreement is not transferable or assignable by the Subscriber.

     12. The Subscriber hereby verifies under penalties of perjury that any Taxpayer Identification Number or Social Security Number shown on the signature page attached hereto is true, correct and complete.

     IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement this 11th day of February, 2000.

                                   SUBSCRIBER:

                                  Andersen Weinroth & Co., L.P.


                                  By:_______________________________
                                  Name:
                                  Address:

                                  13-3870916
                                  Taxpayer ID #

         ACCEPTED this 11th day of February, 2000.

         GP Strategies Corporation

         By:____________________________
         Name: Jerome I. Feldman
         Title:   President and Chief Executive
                  Officer